Exhibit 99.18

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (the “Company”)

30 Duncan Street, Suite 401

Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

January 26, 2021

Item 3.	News Release

News release dated January 26, 2021 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

On January 26, 2021, the Company announced the opening of their fifth clinic location in the United States in the city of Atlanta, GA (the “Atlanta Clinic”).

Item 5.	Full Description of Material Change

The Atlanta Clinic is located in the Glenwood Park neighborhood and is the first clinic to open this year, following the opening of Toronto, New York, Los Angeles and Chicago in 2020.

The Atlanta Clinic will continue to allow the Company to execute on its strategy to demonstrate the efficacy and safety of psychedelic-enhanced therapies to promote mental and emotional health and well-being.

The Atlanta Clinic will utilize the Company’s step-by-step, integrated treatment programs which are medically supervised and utilize ketamine (a legal, dissociative psychedelic molecule) in conjunction with psychotherapy, mindfulness, and self-care in a comfortable, spa-like environment to support those struggling with depression and other mental health challenges.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Paula Amy Hewitt

Vice President, General Counsel and Corporate Secretary

Telephone: (416) 617-6277

Item 9.	Date of Report

January 28, 2021

Cautionary Note Regarding Forward-Looking Information.

This material change report includes “forward-looking information” within the meaning of Canadian securities laws regarding the Company and its business. Forward-looking information is frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. The forward-looking information reflects the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates, primarily the assumption that the Atlanta Clinic will be successful in developing and the Company’s business objectives and strategies, that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies including, primarily but without limitation, the risk that the treatments offered will not be effective and/or that the Company will not develop an adequate patient base to maintain operations, risks regarding the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management’s ability to manage and to operate the business and the equity markets generally. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in herein, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking information. No forward-looking information can be guaranteed. Except as required by applicable securities laws, the contents of this material change report speak only as of the date on which it is made and the Company does not undertake any obligation to publicly update or revise any of the statements herein, whether as a result of new information, future events, or otherwise.